UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2018
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Maiden Holdings, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

94 Pitts Bay Road
Address of Principal Executive Office (Street and Number)

Pembroke HM08, Bermuda
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a.)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b.)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c.)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the timing of Maiden Holdings, Ltd.’s (the “Company”) entry into the New MTA (as defined and disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019), the Company is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2018 on a timely basis due to the fact that the Company and its auditors must consider the impact and effects that the New MTA will have on a variety of its disclosures as well as its audited consolidated financial statements for the year ended December 31, 2018. Because the execution of the New MTA did not occur until March 1, 2019, the Annual Report on Form 10-K will not be complete before the Company’s reporting deadline under applicable rules of the Securities and Exchange Commission (the “SEC”). The Company is in the process of assessing the effects of the New MTA and related disclosures in its Annual Report on Form 10-K.
The Company expects to file its Annual Report on Form 10-K within the prescribed time allowed pursuant to Rule 12b-25.
Forward-Looking Statements
The Company’s expectations regarding the timing of the filing of its Annual Report and the results of management’s assessment of internal control over financial reporting are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements.  Forward-looking statements are subject to certain risks and uncertainties, including the Company’s or its independent registered public accounting firm’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the year ended December 31, 2017 as updated in periodic filings with the SEC.  The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Denis M. Butkovic	(856)	359-2407
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in the Company’s Current Report on Form 8-K furnished to the SEC on March 1, 2019, the Company preliminarily reported increased loss reserves of more than $200 million in the fourth quarter of 2018 and would report a significant operating loss for the quarter and year ended December 31, 2018. Details of the Company’s results of operations for the three month period and year ended December 31, 2018 will be published when the Company files its Annual Report on Form 10-K with the SEC.

Maiden Holdings, Ltd.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2019	By:	/s/ Denis M. Butkovic
	Name:	Denis M. Butkovic
	Title:	Senior Vice President, General Counsel and Secretary